

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2024

Andrew Bonfield
Chief Financial Officer
Caterpillar Inc.
5205 N. O'Connor Blvd.
Suite 100
Irving, TX 75039

> **Re: Caterpillar Inc.**
> **Form 10-K for the fiscal year ended December 31, 2023**
> **File No. 001-00768**

Dear Andrew Bonfield:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
2023 Compared with 2022
Other Profit/Loss and Tax Items, page 33

1. We note your presentation and discussion of the annual effective tax rate excluding discrete items. However, you have not disclosed or discussed the GAAP effective tax rate. Please revise to disclose, with greater prominence, the GAAP effective tax rate. Refer to Item 10(e)(1)(i)(A) of Regulation S-K. We also note that the Non-GAAP effective tax rates disclosed here do not agree to the Non-GAAP effective tax rates disclosed in the reconciliation on page 47. Please advise.

Construction Industries, page 33

2.   Your discussion of segment profit for each of your segments beginning on page 33 refers to various factors that impacted segment operations; however, you do not quantify the impact of these factors. For example, you state that the increase in Resource Industries operating profit was due to favorable price realization, partially offset by lower sales volume. You also disclose that the increase in Energy & Transportation's profit was mainly due to favorable price realization and higher sales volume, partially offset by unfavorable manufacturing costs and higher SG&A/R&D expenses. Where a material change is due to two or more factors, please revise to provide a quantified discussion of the various factors impacting such change. Refer to Item 303(b) of Regulation S-K.

Liquidity and Capital Resources, page 37

3.   We note your disclosure of consolidated net worth, covenant interest coverage ratio, and covenant leverage ratio which are non-GAAP measures. Please revise to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Consolidated Financial Statements
Note 15. Credit committments, page 100

4.   Please revise to remove consolidated net worth, covenant interest coverage ratio, and covenant leverage ratio from the footnotes as the disclosure of non-GAAP measures in the financial statements or footnotes is prohibited. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brittany Ebbertt at 202-551-3572 or Christine Dietz at 202-551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Nikki Puza